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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)


                            NOVASTAR FINANCIAL, INC.

                                (NAME OF ISSUER)


                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)


                             669947400 COMMON STOCK
                         -------------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 17, 2002
                         -------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)


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CUSIP NO.       669947400 Common Stock
--------------------------------------------------------------------------------
1     Name of Reporting Persons
      I.R.S. Identification No. of above person (entities only).

      Fulcrum Growth Partners, LLC ("Fulcrum")

      47-0819413
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group

                                    (a)   / /
                                    (b)   /X/
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of               5     Sole Voting Power
Shares
Beneficially                  427,300
Owned by       -----------------------------------------------------------------
Each                    6     Shared Voting Power
Reporting
Person                        -0-
With           -----------------------------------------------------------------
                        7     Sole Dispositive Power

                              427,300
               -----------------------------------------------------------------
                        8     Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      427,300
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (11)

      4.1%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      PN
--------------------------------------------------------------------------------

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CUSIP NO    669947400 Common Stock
--------------------------------------------------------------------------------
1     Name of Reporting Persons
      I R S  Identification No  of above person (entities only)

      McCarthy Group, Inc. ("MGI")

      47-0697955
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group

                                    (a)   / /
                                    (b)   /X/
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Nebraska
--------------------------------------------------------------------------------
Number of               5     Sole Voting Power
Shares
Beneficially                  638,825
Owned by           -------------------------------------------------------------
Each                    6     Shared Voting Power
Reporting
Person                        -0-
With               -------------------------------------------------------------
                        7     Sole Dispositive Power

                              638,825
                   -------------------------------------------------------------
                        8     Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      638,825
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (11)

      6.1%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      CO
--------------------------------------------------------------------------------


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Item 1.

      a.    Name of Issuer:

            NovaStar Financial, Inc. (the "Issuer")

      b.    Address of Issuer's Principal Executive Offices:

            8140 Ward Parkway, Suite 300
            Kansas City, MO 64114

Item 2.

a.    Name of Person Filing:

      Fulcrum Growth Partners, LLC ("Fulcrum")   McCarthy Group, Inc,. ("MGI")

b.    Address of Principal Executive Office:

      Fulcrum Growth Partners, LLC               McCarthy Group, Inc.
      1125 So 103rd Street, Suite 450            1125 So 103rd Street, Suite 450
      Omaha, NE 68124                            Omaha, NE 68124

c.    Citizenship:

      Fulcrum:                                   MGI:
      State of Delaware                          State of Nebraska

d.    Title of Class of Securities:

      Common Stock, par value $0.01

e.    CUSIP Number:

      Common Stock - 669947400

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

a.  / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

b.  / / Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

c. / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

d. / / Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

e.  / / Investment adviser in accordance with section 240 13d-1(b)(1)(ii)(E);

f.  / / Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

g. / / Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

h. / / Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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i    [ ] Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
         (15 U.S.C. 80a-3);

j    [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Section 240.13d-1(c), check this box /X/

Item 4. Ownership

a.    Amount Beneficially Owned:

      Fulcrum: 427,300.

      MGI: 638,825 (MGI is Managing Member of Fulcrum and thus is deemed to beneficially own the shares of Common Stock which are beneficially owned by Fulcrum. MGI also owns 211,525 shares of Common Stock for its own account.)

b.    Percent of Class:

      Fulcrum: 4.1%
      MGI: 6.1%

c.    Number of shares as to which such person has:

      i.    Sole power to vote or to direct the vote:

            See response to Item 4a. above.

      ii.   Shared power to vote or to direct the vote:

            None.

      iii.  Sole power to dispose or to direct the disposition of:

            See response to Item 4a. above.

      iv.   Shared power to direct the disposition of:

            None.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

      Fulcrum has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A


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Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

        N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Joint Filing Statement

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 17th day of December, 2002.


Date: December 17, 2002         FULCRUM GROWTH PARTNERS, LLC
                                  By: McCarthy Group, Inc., Managing Member

                                  By: /s/ Margaret L. Doyle
                                      Name:  Margaret L. Doyle
                                      Title:  Chief Financial Officer


                                McCARTHY GROUP, INC.

                                  By: /s/ Margaret L. Doyle
                                      Name:  Margaret L. Doyle
                                      Title:  Chief Financial Officer


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